UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2019

The Movie Studio, Inc.

(Exact name of registrant as specified in its charter)

Delaware	65-0494581
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

2598 E. Sunrise Blvd., Suite, 2054
Ft. Lauderdale, FL	33304
(Address of principal executive offices)	(Zip Code)

(954) 332-6600
Registrant’s telephone number, including area code

Common Stock; par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

PART II

Item 1: Business

DESCRIPTION OF BUSINESS

General

The Movie Studio, Inc. F/K/A Destination Television, Inc. (“the Company” or “DSTV” or the "Issuer”) is a publicly traded vertically integrated motion picture production company that develops, manufactures and distributes independent motion picture content for worldwide consumption on a multitude of devices.

The Movie Studio, Inc. operates as an integrated motion picture production and distribution company. It acquires, develops, manufactures, and distributes independent motion picture content for worldwide consumption in theatrical, video on demand, foreign sales, and on various media devices. The Movie Studio, Inc., through its network of movie theaters, exhibits critically acclaimed films, cultural programming, art films, documentaries, foreign language films, independent cinema, concerts and others. The company was formerly known as Destination Television, Inc. and changed its name to The Movie Studio, Inc. in November 2012. The Movie Studio, Inc. was founded in 1961 and is based in Hallandale Beach, Florida.

The Company is a broadcast media company that used its custom content and entertainment-based programming along with its proprietary technology to influence the purchasing decisions of millions of active consumers in targeted “away-from-home” leisure destinations.

The Company’s original core broadcast business was Bar TV, Gym TV, and Hotel TV, which were designed and implemented to focus on leisure destinations with entertaining and informative audio and video content, increasing the duration and frequency of consumer visits and duration of stay, generating incremental revenue and promoting the sale of specific products. The Company enabled advertisers and leisure/retailers to effectively and efficiently reach active consumers at the point of sale (POS) where most purchase decisions are made. In addition to influencing consumer behavior, the Company’s programming was proven to be successful in generating brand awareness and could create additional sales lift. The Company’s business motto was “Leisure Destinations driving traffic to Retail Locations.”

Over the years, the Company surveyed the media landscape, combining the best aspects of each medium into the DSTV’s business model, simultaneously applying it to a very unique physical space. In 2008, the US advertising industry consolidated, including digital signage space, because the industry did not provide a quantifiable measurement platform for its advertisers; at that time, The Company began to reorganize its business model. In 2009, The Company took the first steps in transitioning its core business operations into a new media platform, which included incorporating elements of its original media business model into its new business, The Movie Studio. In 2010, the Company took the next step, when it physically began transitioning its core business to the new platform. The Movie Studio platform consists of three verticals that operate synergistically with each other. Strategic Partner is the first of the three verticals. In this vertical, the Company enters into agreements with substantial asset partners, wherein these partners can promote their brand, product, or service through the Movie Studio, which can offer them, through the its vertical integration model, a variety of opportunities, as a result of their association with the movie business. Each partner agreement is crafted in the best interest of the client’s needs or objectives.

“Locations Pay Us” is the second vertical, wherein we get paid for filming a scene of our movie at the location of a client. The excitement generated from motion picture production at given location can drive traffic to the client’s point of sale (POS); as a result, the Company and the client both benefit from this arrangement. In addition, the Company utilizes its win-a-part-in-a-movie contest at the location; it also provides digital plates to the client’s location, which can utilize the key art shot of the location as base artwork for web, print or television at no additional cost in perpetuity. Clients have reported that their locations have seen double digit increases in their margins on the night of the filming event. Product Placement is the third vertical. The motion picture product placement industry is a two-billion dollar industry; companies utilize this platform to create worldwide brand awareness for their brand, product or service, with the average movie impact of fifteen (15) years (in five-year distribution cycles). In addition, these companies provide us products that we utilize at movie events for PPG (on premise promotional giveaways); they also gain additional branding exposure in direct interaction with the brands exact demographic.

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The value proposition for investors is in the bi-product of manufacturing of a major motion picture asset(s), which reduces capital expenses (CAP-X) by utilizing the vertical integration the manufacturing of the intellectual property (movie) asset. The completed movie then employs a significant expense to revenue ratio, by utilizing these metrics. The motion picture asset is ultimately licensed to seventy countries around the world (foreign market) and domestically in the traditional media outlet channels, movie theaters, television, DVD, pay cable, Video on Demand (VOD) mobile etc. In addition, the motion picture integrates a soundtrack, which creates an additional revenue stream for investors. The Company has proven the business model on all three verticals prior to occupying a 17,000 sq. ft. production studio in downtown Hollywood, Florida complete with a 5,000 sq. ft. 2 edit suites, complete motion picture manufacturing lighting and equipment, cameras, talent division, and in-house marketing. The Movie Studio has manufactured its first feature film production for Ventures Capital Partners, LLC. Is titled “Exposure” starring Corey Feldman and is currently in pre-production of the sequel “Double Exposure with Ventures Capital II, LLC,” and Pre-Production of "BAD ACTRESS" with Ventures Capital Partners III, LLC. In addition, The Movie Studio can generate additional revenue streams from studio rentals and music video production. The Company is currently fully operational and implementing its business model to scale the Companies operations in 2013 and beyond. The Company changed its name of operations from Destination Television, Inc. to The Movie Studio, Inc. In November 2012 and received a new stock symbol (MVES) in July 2014.

On August 6, 2015 the Company executed a Membership Unit Purchase Agreement to acquire sixty percent (60%) interest in SAFELA from Seven Arts Entertainment Louisiana LLC., now known as Wireless Connect Inc., (OTC: SAPX) the Seller is the owner of the membership interest of SAFELA whose capitalization, unaudited financial statements for the period ended June 30, 2014, offices and legal addresses are set forth on SAFELA’s controls distribution rights to the motion pictures set forth; and that the Seller desired to sell to Buyer and Buyer desires to buy from Seller the Shares of 7,500 shares $100 par value of Buyer’s Series Preferred Stock and assumption by a to be created wholly owned subsidiary of the Buyer, Safela, Inc. $2,000,000 of the Seller’s convertible promissory notes assumed as debt.

On September 15, 2015 the Company completed the transaction and issued 7,500,000 shares of its Common Stock issuing 6,250,000 shares to the company Wireless Connect Inc.; and 750,000 to Global Capital Group LLC., the consultant that arranged execution of the transaction.

On October 28, 2015 the Company entered into an Assignment and Settlement Agreement with Arrowhead Target Fund Ltd - In Liquidation Wireless Connect Inc. known as Seven Arts Entertainment Inc. and Seven Arts Entertainment Inc., Peter Hoffman, Susan Hoffman, Seven Arts Pictures plc, Seven Arts Pictures Inc., Seven Arts Future Flows I LLC CineVisions, Seven Arts Pictures Limited, Deal Investment LLC. Rectifier Productions LLC and Pool Hall Productions LLC (collectively with Purchaser of the Seven Arts Parties for $250,000 the Company was paid $10,000 towards the acquisition. The Company intends to pay the balance of $240,000 from the proceeds of the subsequent GPL Ventures, LLC a wholly owned subsidiary of Black Ridge Capital Inc. of a $5,000,000 Security Purchase Agreement subject to an “effective” S-1 registration statement executed on March 27, 2017. Exhibit C. The Company has agreed to an “effective” 1-A Registration statement replacing the S-1 Registration Statement and will or can provide the necessary amendment.

On June 24th 2016, The Company purchased one hundred percent (100%) of the assets of Rainbow Pictures LLC and completed the transactional covenants on September 15, 2016 and formed a wholly owned subsidiary, Gulfstream Movie Studios Inc. to house the intellectual properties, assets and production strategic associations. On July 20, 2017 the Company assigned the screenplay intellectual property to MHP Productions, LLC for five thousand dollars ($5,000.00) while maintaining the other non-material assets and strategic partner associations and non-leased studio space. The Company executed an agreement on October 9th 2017 with the Village at Gulfstream Park, LLC. on a “month to month” agreement. The Company pays “No Rent” for tenancy under the current agreement and pays electric and general liability insurance only. The July 20, 2017 the Exit Agreement involved returning the shares issued by the recipients and the Exit Addendum Agreement states the correction of error made in the original July 24, 2016 Purchase Agreement clarifying the Company purchased the assets of Rainbow Pictures LLC and not the corporation. Exhibit D

On March 27, 2017 the Company entered into a Security Purchase Agreement with GPL Ventures LLC, a wholly owned subsidiary of Black bridge Capital, LLC for up to $5,000,000 of the Company’s Common Stock in accordance with the terms and conditions outlined in the agreement.

On August 4, 2017 the Company executed a Definitive Purchase Agreement with Twenty Year Media Corp, a Canadian Corporation, and the owner of a hundred percent (100%) of the capital stock of Emerging Media Corp d/b/a Emerging Pictures to purchase a hundred percent (100%) of Emerging Media Corp capital stock for 7,500,000 shares of the Company’s Common Stock pursuant to Rule #144 pursuant to the terms of the agreement.

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On July 18, 2017 the Company executed with Tri-Bridge Capital Ventures, LLC two (2) convertible promissory notes (1) for a One Hundred Thousand Dollars ($100,000) convertible interest bearing promissory note at 10% per annum maturing on July 18, 2018 and convertible into MVES common shares at a 50% discount to the market value. (2) A One Hundred Thousand Dollars ($100,000) convertible interest bearing promissory note at 10% per annum and the assignment of Two Hundred Thousand Dollars ($200,000) of the Company’s debt from Kanno Group Holdings Ltd. at the lowest trade price of MVES shares in the previous twenty days (20) at a 50% discount to market.

Effective May 16, 2017 the Company entered into a one year 15% Convertible Promissory Note and Loan Agreement with Ross Schuyler Gregg for the principal sum of $17,500 having a maturity date of May 16, 2018. At Holder’s option, Holder may elect to convert the Loan amount into unrestricted, free trading common shares of MVES after 12 months pursuant to Rule 144. Upon Holder’s exercise of such conversion, the conversion price shall be equal to .0025 cents per share and agree to reserve 8,050,000. Use of Proceeds of the Loan shall be used by the Company as initial capital for beginning payment of the PCAOB audit and associated general operating expenses.

With respect to our latest acquisitions of SAFELA, Pending Definitive Agreement of Arrowhead Target Fund Limited, Rainbow Pictures, LLC, providing the Company with Production Studio and the acquisition for 100% of Emerging Media Corp d/b/a Emerging Pictures, LLC, from Twenty Year Media Corp on or about August 17, 2017 could generate the necessary revenues in the future from acquiring a stream of distribution rights to many hundreds of films attributable to a video on demand digital delivery platform deployed in over 130 theaters. A new pricing strategy intends to compete with business-to-business, Netflix, Hulu, Amazon Prime for movie theaters which is a vital strategy to lowering costs, providing seamless point-to-point digital distribution across the distribution network. Furthermore, by acquiring Emerging Pictures, this new vertical integration structural strategy of intellectual properties, the Company will be able to expand its footprint of its own movies to theatrical distribution direct and gain considerable market share in conjunction with expanded technological capabilities. The Company stated in its most recent press release on September 7, 2017 how commercial video on demand technology, owned by the Company is a far more efficient means of distribution of motion pictures and distribution channels, and increase revenues thereof and could convert our business model and aggregation to a “Netflix for Movie Theatres” business model with ancillary distribution on Video on Demand (VOD) as well as worldwide distribution to available territories of the rights available of the motion pictures owned or licensed by The Movie Studio.

Film Festivals & Markets

The Movie Studio has been represented at Major Film Markets/Festivals “nonexclusively” via our strategic partnership Cinema Arts/Artedis providing an international presence at such esteemed evens as the Cannes Film Festival (France), the American Film Market (LA), the National Assoc. of Television Producers & Executives (Miami) and the Berlin Film Festival (Germany). There is no guarantee or representation that the Company will maintain or continue any business relationship with Cinema Arts/Artedis et.al.

Library Distribution

The Movie Studio has Theatrical, DVD, VOD (Video on Demand like Netflix or Amazon), Cable, Satellite, and Television Distribution & Licensing Agreements in 46 territories across 4 continents including the world’s 4 largest markets for full length feature films (USA, Europe, China, India).

INDUSTRY BACKGROUND

Film Studio

The Movie Studio, Inc. is an entertainment or motion picture company that has its own studio facility that is used to make films, which is handled by the production company. Most of the companies in the entertainment industry have never own their own studios, but have rented space from other companies. There are also independently owned studio facilities, which have never produced a motion picture of their own because they are not entertainment companies or motion picture companies – they are companies who sell only studio space.

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Beginnings

In 1893, Thomas Edison built the first movie studio in the United States when he constructed the Black Maria, a tarpaper-covered structure near his laboratories in West Orange, New Jersey, and asked circus, vaudeville, and dramatic actors to perform for the camera. He distributed these movies at vaudeville theaters, penny arcades, wax museums, and fairgrounds. The pioneering film studio was founded in New Rochelle, New York in 1909 by American theatrical impresario Edwin Thanhouser. The company produced and released 1,086 films between 1910 and 1917, successfully distributing them around the world. The first film serial ever, “Million Dollar Mystery,” was released by the Thanhouser Company in 1914. In the early 1900’s, companies started moving to Los Angeles, California. Although electric lights were by then widely available, none were yet powerful enough to adequately expose film; the best source of illumination for motion picture production was natural sunlight. Some movies were shot on the roofs of buildings in Downtown Los Angeles. Early movie producers also relocated to Southern California to escape Edison's motion picture patents company, which controlled almost all the patents relevant to movie production at the time. An independent film is a professional film production resulting in a feature film that is produced mostly or completely outside of the major film studio system. In addition to being produced and distributed by independent entertainment companies, independent films are also produced and/or distributed by subsidiaries of major film studios. Independent films are sometimes distinguishable by their content and style and the way in which the filmmakers' personal artistic vision is realized. Usually, but not always, independent films are made with considerably lower film budgets than major studio films. Generally, the marketing of independent films is characterized by limited release, but can also have major marketing campaigns and a wide release. Independent films are often screened at local, national, or international film festivals before distribution (theatrical and/or retail release). An independent film production can rival a mainstream film production if it has the necessary funding and distribution.

Principal Products and Their Markets

Due to the proliferation of new mobile media platforms in society, The Movie Studio intends to enter into the personalized content & media space utilized by consumers via laptops, tablets, smartphone’s and new Digital Out-Of-Home (DOOH) devices as they are developed.

The Movie Studio intends to manufacture independent content that fits the marketplace void including indie movies with relevant movie stars and indie soundtracks with substantial fan bases that we can reach their demographic on-line and sell digital downloads direct to consumers with a minimum barrier to entry and minimum capital expenditures compared to traditional marketing forms of content delivery. In addition to traditional marketing platforms that we intend to sell and leverage as well, The Movie Studio intends to sell its content and where it’s available on all devices, mobile, I-Pad etc. for the personal user with the personal playlist of unique and indie content relevant to their interests applicable for the individual and their consumption. The Movie Studio is implementing its new proven vertically integrated revenue model:

(a) Strategic Partners in Motion Pictures.

(b) Locations Pay US a fee for placement in the movie, which can monetize our platform at their point of sale (POS).

(c) Product Placement: we receive a fee for product placement in a movie, product branding, and on premise promotional giveaways (PPG). In addition, the Product Placement client receives digital plates and the same benefits as Location Pay US a fee client receive (see (b) above).

(d) At the American Film Market in November 2011, the Company established significant motion picture arrangement for worldwide distribution, to provide investors an exit strategy for (1) their movie partnership investment units and (2) shareholdings in the Company.

In May 1, 2012, we have entered into an exclusive worldwide distribution agreement with Cinema Arts Entertainment, with minimum guarantees (MG’s) that sales will total $520,000 for the first 10 markets. As of March 1st, 2017 the Company has generated sales revenues disclosed in our financial statements. (As of November 27th 2017 the Company has not been successful on collecting on al the executed agreements that have been contacted for distribution of their motion pictures owned or licensed to the Company and could have a material impact on the Companies business model or continued operations.

(e) The completed movie then employs a significant expense to revenue proposition by utilizing these metrics and licenses the motion picture asset to seventy (70) countries around the world (foreign market) as well as domestically in traditional media outlet channels, movie theaters, television, DVD, pay cable, video on demand (VOD) mobile etc. In addition, the motion picture integrates a soundtrack that creates an additional revenue stream for investors.

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In addition, the Company provides locations digital plates and green screen application for use in movies, commercials, for the location, web-applications and print that can significantly monetize the location, while 360-degree media branding at the location can be an applicator for the location in a variety of ways:

Promotional Media

Promotional media is a broad marketing term that describes methods used to promote goods and or services. Promotional media can be broken into several categories or channels, including:

Print Media--is all the media we use in hard copy format such as

* Business cards

* Brochures

* Posters

* Promotional Literature

* Banners

Digital Media--this includes the internet

* Video Promotion

* Websites

* Social Media

* Digital Signage

* Digital Tags

* Smartphone Apps

* Radio / TV

Promotional Gifts--often used to stay top-of-mind with customers

* Pens

* Caps

* T-shirts

* Mugs

* Bags

* Banners

Distribution Methods Film distribution Methods

A distributor is a company or individual responsible for the marketing of a film. The distributor may set the release date of a film and the method by which a film is to be exhibited or made available for viewing: for example, directly to the public either theatrically or for home viewing DVD, Video on Demand (VOD), download, television programs through broadcast syndication, etc.). A distributor may do this directly, if the distributor owns the theaters or film distribution networks, or through theatrical exhibitors and other sub-distributors. A limited distributor may deal only with particular products, such as DVDs or Blu-ray, or may act in a particular country or market.

Theatrical distribution

If a distributor is working with a theatrical exhibitor, the distributor secures a written contract stipulating the amount of the gross ticket sales to be paid to the distributor by the exhibitor (usually a percentage of the gross) after first deducting a floor, which is called a house allowance (also known as the nut), collects the amount due, audits the exhibitor's ticket sales, as necessary, to ensure the gross reported by the exhibitor is accurate, secures the distributor's share of these

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Proceeds, and transmits the remainder to the production company (or to any other intermediary, such as a film release agent). The distributor must also ensure that enough film prints are struck to service all contracted exhibitors on the contract-based opening day, ensure their physical delivery to the theater by the opening day, monitor exhibitors to make sure the film is in fact shown in the particular theater with the minimum number of seats and show times, and ensure the prints' return to the distributor's office or other storage resource also on the contract-based return date. In practical terms, this includes the physical production of film prints and their shipping around the world (a process that is beginning to be replaced by digital distribution) as well as the creation of posters, newspaper and magazine advertisements, television commercials, trailers, and other types of ads. The distributor is also responsible for ensuring a full line of advertising material is available on each film which it believes will help the exhibitor attract the largest possible audience, create such advertising, if it is not provided by the production company, and arrange for the physical delivery of the advertising items selected by the exhibitor at intervals prior to the opening day. If the distributor is handling an imported or foreign film, it may also be responsible for securing dubbing or subtitling for the film, and securing censorship or other legal or organizational approval for the exhibition of the film in the country/territory in which it does business, prior to approaching the exhibitors for booking. Depending on which studio is distributing the film, the studio will either have offices around the world, by themselves or partnered with another studio, to distribute films in other countries. If a studio decides to partner with a native distributor, upon release, both names will appear. The foreign distributor may license the film for a certain amount of time, but the studio will retain the copyright of the film.

Early Distribution Windows

Although there are numerous distribution techniques today, previous to the multichannel transition, studios and networks did not experiment with different distribution processes. Studios believed that the new distribution methods would cause their old methods of revenue to be destroyed. Within time, the development of new distribution did prove to be beneficial. The studios revenue was gained from myriad distribution windows. These windows created many opportunities in the industry and allowed networks to make a profit and eliminate failure. These new distribution methods benefited audiences that were normally too small to reach and expanded the content of television. With the new age of technology, networks accepted the fact that it was a consumer demand industry and accepted the new models of distribution.

Non-Theatrical Distribution

This term, used mainly in the British film industry, describes the distribution of feature films for screening to a gathered audience, but not in theaters at which individual tickets are sold to members of the public. The defining distinctions between a theatrical and a non-theatrical screening are that the latter has to be to a closed audience in some way, e.g. pupils of a school, members of a social club or passengers on an airliner, and that there can be no individual admission charge. Most non-theatrical screening contracts also specify that the screening must not be advertised, except within the group that is eligible to attend (e.g. in a membership organization’s newsletter or an in-flight magazine). The largest market for non-theatrical distribution is probably the airlines, followed by film societies. Non-theatrical distribution is generally handled by companies that specialize in this market, of which Film bank [1] is Britain's largest, representing the major Hollywood studios. Home video media is sold with a license that permits viewing in the home only (hence the copyright notice that appears at the start of many VHS tapes and DVDs, which states that the content must not be shown in oil rigs, prisons or schools). Until these technologies were widespread, most non-theatrical screenings were on 16 mm film prints supplied by the distributor. Today, the most common business model is for a distributor to sell the exhibitor a license that permits the legal projection of a copy of the film, which the exhibitor buys separately on a home video format. These licenses can either be for individual, one-off screenings, or cover an unlimited number of screenings of titles represented by that distributor for a specified time period. The latter are often purchased by pubs and students' unions, to enable them to show occasional feature films on a TV in their bars.

Home Video Distribution

Some distributors only handle home video distribution or some sub-set of home video distribution such as DVD and/or Blu-ray distribution and now the fastest growing area is Video on Demand (VOD). The remaining home video rights may be licensed by the producer to other distributors or the distributor may sub-license them to other distributors.

If a distributor is going to distribute a movie on a physical format such as DVD, they must arrange for the creation of the artwork for the case and the face of the DVD and arrange with a DVD replicator to create a glass master to press quantities of the DVD. Today, some movie producers are using a process called DVD-on-demand. In DVD-on-demand, a company will burn a DVD-R (a process called duplication) when a copy of the DVD is ordered, and then ship in to the customer. A distributor may also maintain contact with wholesalers, who sell and ship DVDs to retail outlets as well as online stores and arrange for them to carry the DVD. The distributor may also place ads in magazines and online and send copies of the DVD to reviewers.

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The newest area Video on Demand (VOD) is expected to grow as a result of new media devices, mobile phones, PDA’s, tablets and I-Pads as additional ways individuals consume content and has antiquated all forms of physical distribution technologies including DVD.

The New Hollywood/Foreign Distribution:

In the past, big studios have not always used analysis, analytics, metrics or measurement; but that is not true any longer. Companies like The Movie Studio use a new Hollywood approach that is vastly more technical than preparing an analysis of how many people actually attend the theater as a result of buying a ticket. Their approach now accounts for thousands of variables, from the stars of a movie to its release date to the type of media used in production, and compares each of those variables to nearly every film ever made with at least one of the same attributes. It takes four people just to operate the program that governs their approach. New Hollywood companies employ a movie-rejection system, not a movie-picking system, while the data-intensive approach operates on a new paradigm of new media marketing and buzz worthy elements intertwined into the infrastructure of the movie. Big studios are swinging for the fences, and they lose money on percent of the movies they make; they don’t have a hedge against those losses, so they need the one or two franchise movies each year to make up for the money losers. New Hollywood studios have hedges; they make movies that people will love, but also on a financially based system. They don’t take huge risks.

The New Hollywood studios can make money without a blockbuster on its slate, if it controls upfront costs and has unique arrangements with film distributors on the back-end. Unlike most major studios, who own their own distribution companies, New Hollywood studios seek relationships with over 117 distributors around the globe, each of which could come under contract to buy any movie the studio makes at a preset percentage of the film’s budget. In return, the distributors are guaranteed a piece of the back-end revenue for each movie. For New Hollywood studios, the structure is a safety net for films that underperform, a safety net the major studios don’t have.

Status of Any Publicly Announced New Products

The Movie Studio has manufactured its first feature film production for Ventures Capital Partners, LLC, a film titled Exposure, starring Corey Feldman. The Movie Studio currently just completed “BAD ACTRESS” and have distributed the movies on the Amazon Prim Platform available to eighty million (80,000,000) homes. In addition, The Movie Studio can generate additional revenue streams from studio rentals and music video production. The Company is currently fully operational and implementing its business model for operations in 2017 and beyond.

Sources and Availability of Products

The Movie Studio has manufactured its first feature film production for Ventures Capital Partners, LLC, a film titled Exposure, starring Corey Feldman. The studio is currently completed production of BAD ACTRESS. In addition, The Movie Studio can generate additional revenue streams from studio rentals and music video production. The Company is currently fully operational and implementing its business model for operations in 2017 and beyond.

Dependence on One Or A Few Major Customers

The Company is not dependent on one or a few major customers.

Patents and Trademarks

Destination Television® currently owns the registered trademark for the name and brand for Destination Television, Inc. with the United States Patent and Trademark office (USPTO). The Movie Studio ™ is a trademark of The Movie Studio, however, is not a registered trademark.

The Movie Studio occupies a 3,000 Sq. Ft. production studio at Gulfstream Park a three hundred million-dollar ($300,000,000) entertainment destination in Miami/Hallandale Florida. Complete with edit suites, complete motion picture manufacturing lighting and equipment, cameras, talent division and in-house marketing.

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Environmental Laws

Our operations are not subject to environmental laws and regulations.

Employees

The Company currently is currently completing its quasi-reorganization and currently employs one (1) full time employee, the president and utilizes the services of numerous works for hire and other individuals.

Description of Property

The Company leased from a stockholder, Dr. H. K. Terry, pursuant to an oral agreement on a month-to-month basis, an 8,500 square foot building in Fort Lauderdale, Florida, which serves as its administrative offices and computer operations center. The rent is $4,500 per month and the Company is responsible for utilities. Rent expense was $54,000 for each of the years ended October 31, 2013 and October 31, 2012. The Company leased an office studio from November 1st 2014 until October 31, 2015, the Movie Studio, Inc. moved its production facility without executing a lease agreement or rent agreement to a new 17,000 square foot studio in Hollywood Florida with administrative office space, food court, and 5,000 square foot sound stage/green screen, edit suites and two audio suites and voice over booth. Its new business address is 2040 Sherman Street Hollywood, Florida 33020

As of November 1st 2016, the Movie Studio, Inc. moved its production facility without executing a lease or rent agreement or rent for a new 17,000 square foot studio located at 800 Silks Run Way #1330 in the new Gulfstream Park in the City of Hallandale Beach, Florida. The lease for using this studio facility has been negotiated for the rights and promise to provide the making of a movie/documentary for and on behalf of the owners of Gulfstream Park. As of October 17, 2017 The Company executed a “month to month” agreement with Gulfstream Park to continue to facilitate the going forward of the Company’s business/model.

Legal Proceedings

There are no legal proceedings against us. We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements. The following Management’s Discussion and Analysis (‘MD&A”) is intended to help the reader understand the results of operations and financial condition of The Movie Studio, Inc. F/K/A Destination Television, Inc., MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

Item 3: Directors and Officers

The directors and officers as of June 30, 2019, are set forth below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of our Board of Directors. Set forth below is the name of our director and officer, all positions and offices held, the period during which he has served as such, and the business experience during at least the last five years.

Name and Principal Position	Age Term of Office	Approximate hours per week
Gordon Scott Venters, CEO, Director 57	since: January 1992	40 to 60

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Item 3A: Share Issuances:

	NEW ISSUANCES: 14,206,000
	Total Outstanding Shares MVES as of 6/30/19: 44,206,298

Date	Description	Shares Issued	Amount Paid	Reversed Split	Selling Shares	Price Issued
07/13/2018	Charles Keefe	10,000,000	3,000.00	40,000	-	0.075
07/23/2018	Peter Merkle	10,000,000	2,500.00	40,000	-	0.0625
07/23/2018	Thomas Catalano	10,000,000	2,500.00	40,000	-	0.0625
07/27/2018	Dr Michael Szpilberg	10,000,000	4,990.00	40,000	-	0.12475
08/16/2018	Ross Gregg	5,000,000	5,000.00	20,000	-	0.25
08/17/2018	Market Value Investments LLC	10,000,000	5,000.00	40,000	-	0.125
08/17/2018	Greg Brennan	10,000,000	5,000.00	40,000	-	0.125
08/28/2018	GBMT PLLC	20,000,000	8,000.00	80,000	-	0.1
09/06/2018	Neurological Microsurgical Association	20,000,000	10,000.00	80,000	-	0.125
	Sub-total	105,000,000	45,990.00	420,000

11/10/2018	Dr. RC Cizerelli	2,000,000	20,000.00	2,000,000	-	0.010
11/10/2018	Dr. Michael Spielberg	1,000,000	10,000.00	1,000,000	-	0.010
11/10/2018	Jeffrey White	1,000,000	10,000.00	1,000,000	-	0.010
11/10/2018	Thomas Catalano	1,000,000	10,000.00	1,000,000	-	0.010
11/10/2018	Global Capital Group LLC	2,000,000	20,000.00	2,000,000	-	0.010
11/10/2018	Dr. Douglas Martin	2,000,000	20,000.00	2,000,000	-	0.010
11/10/2018	Dr. Peter Merkle	1,000,000	10,000.00	1,000,000	-	0.010
11/10/2018	Louis Cimino	2,000,000	10,000.00	2,000,000	-	0.005
11/10/2018	Ignacio Allende	250,000	2,500.00	250,000	-	0.010
11/10/2018	Ross Gregg	1,000,000	10,000.00	1,000,000	-	0.010
11/10/2018	Aron Laikin	500,000	5,000.00	500,000	-	0.010
11/10/2018	Jean Pierre DaSilva	500,000	25,000.00	500,000	-	0.050
11/10/2018	Inger Garcia	250,000	25.00	250,000	-	0.000
11/10/2018	Charles Miller	1,000,000	100.00	1,000,000	-	0.000
11/10/2018	Naiel Kanno	1,000,000	100.00	1,000,000	-	0.000
11/10/2018	Excelina Ordonez	2,000,000	200.00	2,000,000	-	0.000
11/10/2018	Pierre Muller	1,000,000	100.00	1,000,000	-	0.000
11/10/2018	Ricardo Antonio Rodriguez	250,000	25.00	250,000	-	0.000
11/10/2018	Todd Nugent	500,000	50.00	500,000	-	0.000
11/10/2018	Monte Waldman	250,000	25.00	250,000	-	0.000
11/10/2018	Michael J. Peter	1,000,000	100.00	1,000,000	-	0.000
11/10/2018	Melissa Rosen	50,000	5.00	50,000	-	0.000
11/10/2018	Cid Galindo	500,000	5,000.00	500,000	-	0.010
11/21/2018	Louis Cimino	1,000,000	10,000.00	1,000,000	-	0.010
12/13/2018	Ross Gregg	1,000,000	10,000.00	1,000,000	-	0.010
1/19/2019	Ross Gregg	1,000,000	10,000.00	1,000,000	-	0.010
3/26/2019	Stanley Van Dunn	464,150	5,000.00	464,150	-	0.010
	Sub-total	25,514,150	193,230.00	25,514,150

4/10/2019	Gil Dylla	100,000	1,000.00	100,000	-	0.010
4/15/2019	Dr Michael Szpilberg	1,750,000	17,490.00	1,750,000	-	0.010
4/18/2019	Howard S. Nunn	1,000,000	10,000.00	1,000,000	-	0.010
4/19/2019	Gerald W. Simonson	2,000,000	20,000.00	2,000,000	-	0.010
4/25/2019	Stanley Van Duyn	500,000	5,000.00	500,000	-	0.010
5/1/2019	All Channel Films Inc.	1,000,000	10,000.00	1,000,000	-	0.010
5/20/2019	Stanley Rosen	250,000	2,500.00	250,000	-	0.010
5/28/2019	Reed D. Way	500,000	5,000.00	500,000	-	0.010
5/31/2019	Neurological Microsurgical Association	1,350,000	13,580.00	1,350,000	-	0.010
5/31/2019	Bill Anderson	500,000	5,000.00	500,000	-	0.010
6/5/2019	R C Cezayirl	1,356,000	13,560.00	1,356,000	-	0.010
6/12/2019	R C Cezayirl	400,000	4,000.00	400,000	-	0.010
6/13/2019	William Rey III	1,000,000	10,000.00	1,000,000	-	0.010
6/19/2019	Thomas A Catalano	1,000,000	10,000.00	1,000,000	-	0.010
6/27/2019	Dean and Grace Anderson	1,000,000	10,000.00	1,000,000	-	0.010
6/27/2019	Howard S. Nunn	500,000	5,000.00	500,000	-	0.010
	Sub-total	14,206,000	142,130.00	14,206,000

	Total of additional shares issued	144,720,150	381,350.00	40,140,150	-	-
	Add: Beginning shares balance	1,016,537,226	3,206,048.00	4,066,148	-	-
	Total shares issued	1,161,257,376	3,587,398.00	44,206,298	-	-

10

Involvement in Certain Legal Proceedings.

None of the following events have occurred during the past five years and which are material to an evaluation of the ability or integrity of any director or executive officer: (1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses). No director, nominee for director, or executive officer has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

Board Composition

Our Board of Directors currently consists of two members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Board Leadership Structure and Risk Oversight

The Board of Directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees, when established, will provide risk oversight in respect of its areas of concentration and report material risks to the board for further consideration.

Code of Business Conduct and Ethics

Prior to one year from the date of this Offering’s qualification, we will be adopting a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or market rules in regard to any amendments to, or waivers from, any provision of the code.

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Gordon Venters	C.E.O	$44,040	$29,746	$73,786

Gordon Scott Venters is employed as the Company's president and chief executive officer, pursuant to an employment agreement since November 1, 2007. For the past two years, the officer’s compensation paid was in the amount of $73,786.

Pursuant to a successful public offering, the officer’s compensation for the next three consecutive fiscal years provides for an annual base salary in the amount of $161,662; with annual increases of a minimum of 5%; and participation in incentive or bonus plans at the discretion of the board of directors. The agreement additionally provides for certain confidentiality and non-competition provisions and a minimum payment of 18-month salary in the event of a change of control or termination without cause, or if the employee terminates for good reason.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

11

Item 4: Security Ownership of Management and Certain Security holders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of June 30, 2019 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than ten percent (10%) of our capital stock.

Name of Beneficial Owner	Class of Stock	Shares Beneficially Owned	Percentage of Class Owned
Gordon Scott Venters, Chief Executive Officer & Director	Series A Preferred Stock	94,250,000	100%
Gordon Scott Venters, Chief Executive Officer & Director	Series B Preferred Stock	100,000,000	100%
Gordon Scott Venters, Chief Executive Officer & Director	Common Stock	612,515	13.9% (1)

(1) based upon 44,206,298 common shares issued and outstanding

Item 5: Interest of Management and Others in Certain Transactions

To the best of our knowledge, from inception to June 30, 2019, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Item 6: Other Information

Set forth any information required to be disclosed in a report on Form 1-U during the last six months of the fiscal year covered by this Form 1-K, but not reported, whether or not otherwise required by this Form 1-K. If disclosure of such information is made under this item, it need not be repeated in a report on Form 1-U that would otherwise be required to be filed with respect to such information or in a subsequent report on Form 1 U. N\A

Item 7: Financial Statements

Industry Group (select one):
Banking	Insurance	x Other

12

F-1

THE MOVIE STUDIO, INC.

(FORMERLY DESTINATION TELEVISION, INC.)

Consolidated Statement of Financial Position

For The Years Ended June 30, 2019 and June 30, 2018

	Unaudited	Unaudited
	30-Jun-19	30-Jun-18
Current assets
Cash	18,936	2,733
Prepaid services	2,650	42,670
Accounts receivable	–	109,364
Less: Allowance for doubtful accounts	–	(109,364)
Total current assets	21,586	45,404

Fixed assets
Property, plant and equipment	76,820	76,820
Less accumulated depreciation	(76,820)	(76,820)
net property, plant and equipment	–	–

Intellectual property
Intellectual property and equipment	169,500	169,500
Motion picture in-process	125,810	56,069
net property and equipment	295,310	225,569

Other assets
Capitalized amortizable intangible assets	859,082	859,082
Less accumulated amortization	(159,178)	(106,119)
net capitalized intangible assets	699,904	752,963
Total assets	1,016,800	1,023,936

Liabilities and stockholders' deficiency

Current liabilities
Notes payable	224,940	189,940
Officer's salary payable	31,140	–
Total current liabilities	256,080	189,940

Long term liabilities
Convertible notes payable	–	855,490
Total long term liabilities	–	855,490

Stockholders' deficiency
Preferred stock, Series A, 100,000,000 convertible, $.0001 par value; authorized and 94,250,000 shares issued and outstanding at June 30, 2019 and June 30, 2018, respectively.	10,000	10,000
Preferred stock, Series B, 100,000,000 convertible, $.0001 par value; authorized and 100,000,000 shares issued and outstanding at June 30, 2019 and June 30, 2018, respectively.	10,000	10,000
Common stock, $0.0001 par value; 5,500,000,000 shares authorized 1,016,537,226 shares issued and outstanding at June 30, 2018 and 44,206,298 at June 30, 2019, respectively.	129,468	125,454
Additional paid in capital	11,359,381	10,229,676
Less: Treasury stock	(11,687)
Accumulated deficit	(10,736,443)	(10,396,623)
Total stockholders' deficiency	760,720	(21,494)
Total liabilities and stockholders' deficiency	1,016,800	1,023,936

The accompanying footnotes are an integral part of these financial statements.

F-2

THE MOVIE STUDIO, INC.

(FORMERLY DESTINATION TELEVISION, INC.)

Consolidated Statement of Operations

For The Year Ended June 20, 2019 and June 30, 2018

As of: June 30, 2019

	Unaudited	Unaudited
	30-Jun-19	30-Jun-18

Gross sales	$4,701	$9,311

General and Administrative Expenses:
Advertising and promotion	1,530	803
Auto expense	7,308	6,126
Bad-debt expense	–	109,364
Bank service charge	689	864
Cellular phone service	2,446	1,501
Commissions expense	2,000	11
Computer and internet	5,085	1,252
Consulting services	38,770	2,467
Dues and subscription	2,055	5,027
General supplies	544	1,007
Investor relations	2,500	2,604
Leases and rents	5,700	12,125
Meals and entertainment	8,030	13,029
Miscellaneous expense	470	354
Office assistance	4,875	14,187
Office expense	19,667	7,985
Officer's salary	189,396	73,786
Office supplies	2,707	1,912
Postage and delivery	2,836	1,561
Professional fees	17,195	17,378
Public Relations	18,224	4,099
Repairs and maintenance	698	482
Security and alarms	–	190
Stock transfer services	7,149	3,597
Storage rent	119	32
Taxes, licenses and permits	150	1,461
Telephone expense	860	872
Travel expense	3,188	1,838
Utilities	330	1,629

Total expenses	344,520	287,544

Net loss before income taxes	$(339,819)	$(278,233)

Basic and diluted loss per share:	(0.0195)	(0.0680)

Weighted average number of common
shares outstanding, basic and fully diluted.	17,394,818	4,090,291

The accompanying footnotes are an integral part of these financial statements.

F-3

THE MOVIE STUDIO, INC.

(FORMERLY DESTINATION TELEVISION, INC.)

Statement of Cash Flows

For The Years Ended June 30, 2019 and June 30, 2018

	Unaudited	Unaudited
	30-Jun-19	30-Jun-18

Cash flows from operating activities:
Net loss	$(339,819)	$(268,483)
Adjustment to reconcile net loss net cash used by operating activities
Depreciation and amortization	–	–
Changes in operating assets and liabilities:
Changes in accounts receivables	–	109,364
Changes in stock subscription receivables	–	–
Changes in accounts payables	–	–
Changes in prepaid services	40,020	(31,295)
Net cash used in operating activities	(299,799)	(190,414)

Cash flows from investing activities:
Investment in Emerging Media Pictures	–	(17,000)
Increase in motion picture in process	(69,741)	(34,836)
Increase in property and equipment	–	–
Net cash used in operating activities	(69,741)	(51,836)

Cash flows from financing activities:
Changes in notes payable	22,500	162,625
Changes in convertible notes payable	(842,990)	(360,500)
Changes in officer's salary payable	31,140	(44,040)
Cash proceeds from issuance of common stock	343,790	16,474
Less: Treasury stock purchased	(11,687)	–
Non-cash supplement use from issuing of shares	842,990	458,164
Net cash provided by financing activities	385,743	232,722
Net increase (decrease) in cash	16,203	(9,528)
Cash, beginning of period	2,733	12,261
Cash, end of period	$18,937	$2,733

The accompanying footnotes are an integral part of these financial statements

F-4

THE MOVIE STUDIO, INC.

(FORMERLY DESTINATION TELEVISION, INC.)

Consolidated Statement of Changes in Stockholders Deficiency

					Additional		Total
	Common Stock		Preferred Stock		Paid-In	Accumulated	Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficiency
Balance, October 31, 2017	426,379,145	66,438	12,105,171	1,785	8,957,537	(10,118,391)	(1,092,630)
Common Stock issued for cash	43,500,000	4,350	–	–	37,640	–	41,990
Common stock issued for services	17,750,000	1,775	–	–	34,725	–	36,500
Common Stock issued to CEO	24,415,019	2,442	–	–	34,181	–	36,623
Common stock issued for debt	74,306,730	7,431	–	–	67,537	–	74,968
Depreciation and amortization	–	–	–	–	–	–	–
Net income (loss)	–	–			–	(39,245)	(39,245)
Balance, January 31, 2018	586,350,894	82,436	12,105,171	1,785	9,131,621	(10,157,636)	(941,794)
Common stock issued for cash	59,500,000	5,950	–	–	27,550	–	33,500
Common stock issued for services	10,922,708	1,092	–	–	21,465	–	22,557
Common stock issued to CEO	–	–	–	–	–	–	–
Common stock issued for debt	349,763,624	34,976	–	–	172,024	–	207,000
Common stock issued for VCP	–	–	–	–	–	–	–
Common stock issued to Rainbow	–	–	–	–	–	–
Common stock issued to Grand Havana	10,000,000	1,000	–	–	16,000	–	17,000
Depreciation and amortization	–	–	–	–	–	–	–
Net income (loss)						(80,193)	(80,193)
Balance, April 30, 2018	1,016,537,226	125,454	12,105,171	1,785	9,368,659	(10,237,829)	(741,930)
Common stock issued to CEO	–	–	182,144,829	18,215	861,015	–	879,230
Net income (loss)						(158,794)	(158,794)
Balance, June 30, 2018	1,016,537,226	125,454	194,250,000	20,000	10,229,674	(10,396,623)	(21,494)

Adjusted balance due to reverse stock split	4,066,149	125,454	194,250,000	20,000	10,229,674	(10,396,623)	(21,494)
Release of Debt				–	842,990	–	842,990
Shares issued for Cash	40,140,150	4,014	–	–	339,776	–	343,790
Depreciation and Amortization	–	–	–	–	(53,059)	–	(53,059)
Treasury stock	–	–	–	–	–	(11,686.74)	(11,687)
Net income (loss)	–	–		–	–	(339,819)	(339,819)
Balance, June 30, 2019	44,206,298	129,468	194,250,000	20,000	11,359,381	(10,748,129)	760,721

The accompanying footnotes are an integral part of these financial statements

F-5

[THE] MOVIE STUDIO, INC.

[FORMERLY DESTINATION TELEVISION, INC]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended

June 30, 2019

Note 1 – Description of Business

GENERAL

The Movie Studio, Inc. F/K/A Destination Television, Inc. (“the Company" or “DSTV” or the "Registrant”) is a publicly traded vertically integrated motion picture production company that develops, manufactures and distributes independent motion picture content for worldwide consumption on a multitude of devices.

The Movie Studio, Inc. operates as an integrated motion picture production and distribution company. It acquires, develops, manufactures, and distributes independent motion picture content for worldwide consumption in theatrical, video on demand, foreign sales, and on various media devices. The Movie Studio, Inc., through its network of movie theaters, exhibits critically acclaimed films, cultural programming, art films, documentaries, foreign language films, independent cinema, concerts and others. The company was formerly known as Destination Television, Inc. and changed its name to The Movie Studio, Inc. in October 2012. The Movie Studio, Inc. was founded in 1961 and is based in Ft. Lauderdale, Florida.

The Company is a broadcast media company that used its custom content and entertainment-based programming along with its proprietary technology to influence the purchasing decisions of millions of active consumers in targeted “away-from-home” leisure destinations.

The Company’s original core broadcast business was Bar TV, Gym TV, and Hotel TV, which were designed and implemented to focus on leisure destinations with entertaining and informative audio and video content, increasing the duration and frequency of consumer visits and duration of stay, generating incremental revenue and promoting the sale of specific products. The Company enabled advertisers and leisure/retailers to effectively and efficiently reach active consumers at the point of sale (POS) where most purchase decisions are made. In addition to influencing consumer behavior, the Company’s programming was proven to be successful in generating brand awareness and could create additional sales lift. The Company’s business motto was “Leisure Destinations driving traffic to Retail Locations.”

Over the years, the Company surveyed the media landscape, combining the best aspects of each medium into the DSTV’s business model, simultaneously applying it to a very unique physical space. In 2008, the US advertising industry consolidated, including digital signage space, because the industry did not provide a quantifiable measurement platform for its advertisers; at that time, The Company began to reorganize its business model. In 2009, The Company took the first steps in transitioning its core business operations into a new media platform, which included incorporating elements of its original media business model into its new business, The Movie Studio. In 2010, the Company took the next step, when it physically began transitioning its core business to the new platform. The Movie Studio platform consists of three verticals that operate synergistically with each other. Strategic Partner is the first of the three verticals. In this vertical, the Company enters into agreements with substantial asset partners, wherein these partners can promote their brand, product, or service through the Movie Studio, which can offer them, through the its vertical integration model, a variety of opportunities, as a result of their association with the movie business. Each partner agreement is crafted in the best interest of the client’s needs or objectives.

“Locations Pay Us” is the second vertical, wherein we get paid for filming a scene of our movie at the location of a client. The excitement generated from motion picture production at given location can drive traffic to the client’s point of sale (POS); as a result, the Company and the client both benefit from this arrangement. In addition, the Company utilizes its win-a-part-in-a-movie contest at the location; it also provides digital plates to the client’s location, which can utilize the key art shot of the location as base artwork for web, print or television at no additional cost in perpetuity. Clients have reported that their locations have seen double digit increases in their margins on the night of the filming event.

F-6

Product Placement is the third vertical. The motion picture product placement industry is a two-billion-dollar industry; companies utilize this platform to create worldwide brand awareness for their brand, product or service, with the average movie impact of fifteen (15) years (in five-year distribution cycles). In addition, these companies provide us products that we utilize at movie events for PPG (on premise promotional giveaways); they also gain additional branding exposure in direct interaction with the brands exact demographic.

The value proposition for investors is in the bi-product of manufacturing of a major motion picture asset(s), which reduces capital expenses (CAP-X) by utilizing these vertical in the manufacturing of the intellectual property (movie) asset. The completed movie then employs a significant expense to revenue ratio, by utilizing these metrics. The motion picture asset is ultimately licensed to seventy (70) countries around the world (foreign market) and domestically in the traditional media outlet channels, movie theaters, television, DVD, pay cable, Video on Demand (VOD) mobile etc. In addition, the motion picture integrates a soundtrack, which creates an additional revenue stream for investors. The Company has proven the business model on all three verticals prior to occupying a 17,000 sq. ft. production studio in downtown Hollywood, Florida complete with a 5,000 sq. ft. 2 edit suites, complete motion picture manufacturing lighting and equipment, cameras, talent division, and in-house marketing. The Movie Studio has produced its first feature film production for Ventures Capital Partners I, LLC. Is titled Exposure starring Corey Feldman and was in pre-production of the sequel Double Exposure with Ventures Capital II, LLC, and consolidated the content for future application and completion of BAD ACTRESS with Ventures Capital Partners III, LLC. In addition, The Movie Studio can generate additional revenue streams from music video and broadcast commercial production. The Company is currently fully operational and implementing its business model to scale the Companies operations in 2013 and beyond. The Company changed its name of operations from Destination Television, Inc. to The Movie Studio, Inc. In November 2012 and received a new stock symbol (MVES) in July, 2014. As of 2018, The Movie Studio currently has three (3) releases Exposure, BAD Actress and Dancing on the Edge on Amazon Prime and one release “Drunk Boat” on Showtime.

On August 6, 2015 the Company executed a Membership Unit Purchase Agreement to acquire sixty percent (60%) interest in SAFELA from Seven Arts Entertainment Louisiana LLC., now known as Wireless Connect Inc., (OTC: SAPX) the Seller is the owner of the membership interest of SAFELA whose capitalization, unaudited financial statements for the period ended June 30, 2014, offices and legal addresses are set forth on SAFELA’s controls distribution rights to the motion pictures set forth; and that the Seller desired to sell to Buyer and Buyer desires to buy from Seller the Shares of 7,500 shares $100 par value of Buyer’s Series Preferred Stock and assumption by a to be created wholly owned subsidiary of the Buyer, SAFELA, Inc. $2,000,000 of the Seller’s convertible promissory notes assumed as debt.

On September 15, 2015 the Company completed the transaction and issued 7,500,000 shares of its common stock issuing 6,250,000 shares to the company Wireless Connect Inc.; and 750,000 to Global Capital Group LLC., the consultant that arranged execution of the transaction.

On October 28, 2015 the Company entered into an Assignment and Settlement Agreement with Arrowhead Target Fund Ltd - In Liquidation Wireless Connect Inc. known as Seven Arts Entertainment Inc. and Seven Arts Entertainment Inc., Peter Hoffman, Susan Hoffman, Seven Arts Pictures PLC, Seven Arts Pictures Inc., Seven Arts Future Flows I LLC Cine Visions, Seven Arts Pictures Limited, Deal Investment LLC. Rectifier Productions LLC and Pool Hall Productions LLC (collectively with Purchaser of the Seven Arts Parties for $250,000 the Company was paid $10,000 towards the acquisition.

On June 24, 2016, The Company purchased one hundred percent (100%) of the assets of Rainbow Pictures LLC and completed the transactional covenants on September 15, 2016 and formed a wholly owned subsidiary, Gulfstream Movie Studios Inc. to house the intellectual properties, assets and production strategic associations. On July 20, 2017 the Company assigned the screenplay intellectual property to MHP Productions, LLC for five thousand dollars ($5,000.00) while maintaining the other non-material assets and strategic partner associations and non-leased studio space. The Company executed an agreement on October 9, 2017 with the Village at Gulfstream Park, LLC. on a “month to month” agreement. The Company pays “No Rent” for tenancy under the current agreement and pays electric and general liability insurance only. The July 20, 2017 Exit Agreement involved returning the shares issued by the recipients and states the correction of error made in the original July 24, 2016 Purchase Agreement clarifying the Company purchased the assets of Rainbow Pictures LLC, but not the corporation.

On August 4, 2017 the Company executed a Definitive Purchase Agreement with Twenty Year Media Corp, a Canadian Corporation, and the owner of a hundred percent (100%) of the capital stock of Emerging Media Corp d/b/a Emerging Pictures to purchase a hundred percent (100%) of Emerging Media Corp capital stock for 7,500,000 shares of the Company’s common stock pursuant to Rule #144 pursuant to the terms of the agreement.

On July 18, 2017 the Company executed with Tri-Bridge Ventures, LLC a convertible promissory note for a One Hundred Thousand Dollars ($100,000) convertible non-interest bearing promissory note at 10% per annum maturing on July 18, 2018 and convertible into MVES common shares at a 50% discount to the market value.

F-7

Effective May 16, 2017 the Company entered into a one year 15% Convertible Promissory Note and Loan Agreement with Ross Schuyler Gregg for the principle sum of $17,500 having a maturity date of May 16, 2018. At Holder’s option, Holder may elect to convert the Loan amount into unrestricted, free trading common shares of MVES after 12 months pursuant to Rule 144.

Effective December 14, 2017, the Company entered into a one year 8% Convertible Promissory Note with Bluestone Equities, LLC in the amount of $10,000 for a conversion price based on whatever the market value is upon conversion.

On November 29, 2017 the Company exercised a convertible promissory note in the amount of $25,000 for 29,994,002 shares with Tri-Bridge Ventures LLC.

On January 18, 2018, the Company exercised a convertible promissory note in the amount of $15,960 for 39,900,000 shares with Blue Stone Equities LLC.

On February 1, 2018, the Company exercised a convertible promissory note in the amount of $9,040 for 18,833,333 shares with Blue Stone Equities, LLC.

On February 7, 2018, the Company exercised a convertible promissory note in the amount of $30,000 for 46,153,846 shares with Tri-Bridge Ventures, LLC.

On February 22, 2018, the Company exercised a convertible promissory note in the amount of $39,000 for 60,000,000 shares with Tri-Bridge Ventures LLC.

On March 8, 2018, the Company exercised a convertible promissory note in the amount of $40,000 for 40,000,000, shares with Green Tree Financial, Inc.

On March 22, 2018, the Company exercised a convertible promissory note in the amount of $40,000 for 62,500,000 shares with Blue Stone Equities, LLC.

On March 23, 2018, the Company exercised $50,000 worth of the Kanno Holdings Inc. convertible promissory note for 52,500,000 shares with Kanno Holding Inc.

On April 6, 2018, the Company exercised a convertible promissory note in the amount of $10,000 for 65,000,000, shares with Tri-Bridge Ventures, LLC.

On April 12, 2018, the Company assigned $35,000 worth of the Kanno Holdings Inc. convertible promissory note purchased by Tri-Bridge Ventures LLC in the amount of $35,000.

On November 1, 2018, Kanno Holdings Inc. released the Company of the balance owed for the film library acquired on August 6, 2015.

Note 2 – Summary of significant Accounting Policies

The accompanying unaudited consolidated annual financial statements have been prepared on a basis consistent with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and pursuant to the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented.

The consolidated financial statements include the accounts of The Movie Studio, Inc. (Formerly Destination Television, Inc.), a Delaware corporation, and wholly owned subsidiary Destination Television, Inc., a Florida corporation. All significant inter-company account balances and transactions between the Company and its subsidiary have been eliminated in consolidation.

Long-Lived Assets

In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant, and Equipment, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. There were no impairment charges during the twelfth month quarter ended as of June 30, 2019.

F-8

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under FASB ASC Topic 825, Financial Instruments, approximate their carrying amounts presented in the accompanying consolidated statements of financial condition at June 30, 2019 and June 30, 2018, and the related statements of operations, and statements of cash flows for the twelfth months period then ended.

Revenue Recognition

:

In accordance with the FASB ASC Topic 605, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Note 2 – Summary of significant Accounting Policies Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740 Income Taxes, which requires accounting for deferred income taxes under the asset and liability method. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement de-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder’s equity as of June 30, 2019. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company’s financial statements upon adoption. However, management’s conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Comprehensive Income

The Company complies with FASB ASC Topic 220, Comprehensive Income, which establishes rules for the reporting and display of comprehensive income (loss) and its components. FASB ASC Topic 220 requires the Company’s change in foreign currency translation adjustments to be included in other comprehensive loss, and is reflected as a separate component of Stockholder’s Equity.

Stock-Based Compensation

The Company complies with FASB ASC Topic 718 Compensation – Stock Compensation, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. FASB ASC Topic 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. FASB ASC Topic 718 requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. No employee stock options or stock awards vested during the twelfth month quarter then ended as of June 30, 2019 ASC 718.

F-9

Nonemployee awards

The fair value of equity instruments issued to a nonemployee is measured by using the stock price and other measurement assumptions as of the date of either: (i) a commitment for performance by the nonemployee has been reached; or (ii) the counterparty’s performance is complete. Expenses related to nonemployee awards are generally recognized in the same period as the Company incurs the related liability for goods and services received. The Company recorded no stock compensation of approximately during the twelfth month quarter then ended June 30, 2019 related to consulting services.

Amending the guidance to remove this rebuttable does not imply ignoring these changes as subsequent events either, however the Update attempts to analyze whether estimating the fair value measurement reflects information and assumptions market participants have considered at the balance sheet date.

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicate the fair value of the film may be less than its unamortized costs. The following are examples of these kinds of changes or events;

a.	Ad adverse change in the expected performance of a film prior to release.
b.	Actual costs substantially in excess of budgeted costs.
c.	Substantial delays in completion or release schedules.
d.	Changes in release plans, such as a reduction in the initial release pattern.
e.	Insufficient funding or resources to complete the film and to market it effectively.
f.	Actual performance subsequent to release failing to meet that which had been expected prior to release.

In the event an entity assesses the fair value is less than unamortized costs, the entity shall determine the fair value of the film and write-off to the income statement the amount of the unamortized costs that exceed the capitalized costs of the film down to its fair value at the close of its fiscal year rather than as a change in accounting estimate. The entity shall not restore the costs in any subsequent accounting periods. The Company has adopted these accounting pronouncements issued since December 31, 2007 through June 30, 2019, none of which had a material impact on the Company’s financial statements.

Recently Adopted Accounting Pronouncements

The Company has adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10, Generally Accepted Accounting Principles – Overall (“ASC 105-10”), which was formerly known as SFAS 168. ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards and all other non-grandfathered, non-SEC accounting literature not included in the Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis of conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

ASU 2011-04 In May 2011, the FASB issued Accounting Standards Update 2011-14, Fair Value Measurement (Topic 820). This Update will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and International Financial Reporting Standards (“IFRS”). The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs and they explain how to measure fair value and they do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this Update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The adoption of ASU 2011-04 is not expected to have any material impact on our financial position, results of operations or cash flows.

F-10

ASC 480, In March of 2012, the FASB issued Accounting Standards Update, Distinguishing Liabilities from Equity; primarily originated from FAS 150 and related interpretations. This subtopic establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The guidance applies to freestanding financial instruments, thus reinforcing the importance of this determination.

The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Loss per Common Share

The Company complies with the accounting and disclosure requirements of FASB ASC 260, Earnings per Share. Basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share incorporates the dilutive effect of common stock equivalents on an average basis during the period.

Adapted Recently Issued Accounting Standards

In October of 2012, the FASB issued Accounting Standards Update 926-20-35-12, “Fair Value Measurements and Disclosures (Topic 926) - Improving Disclosures about Fair Value Measurements” (Amendments to Accounting Standards Codification), as a basis for that is used to assess impairment of unamortized film costs, an entity should include in a valuation model using assumptions that market participants would have made about uncertainty in timing and amount of cash flows as of the measurement date. To the extent that uncertainties are resolved with new information that becomes known after the balance sheet date, but before the financial statements are issued, such effects should not be incorporated into the fair value measurement as of the balance sheet date unless such market participants would have made such assumptions.

The objective of this Update is to provide information that is more useful to present and potential investors, creditors, and other capital market participants in making rational investment, credit, and other resource allocation decisions. Thus, the Task Force concluded these amendments will reduce existing inconsistencies in the testing of the impairment of unamortized film costs and improve financial reporting information.

Note 3 – Going Concern

The accompany financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that The Movie Studio, Inc. will continue in operation for at least one year and realize its assets and discharge its liabilities in the normal course of operations.

Several conditions cast doubt about the Company’s ability to continue as a going concern. The Company has an accumulated deficit of approximately $10.773 million as of June 30, 2019, has limited cash available for payment of operating expenses, no source of revenue, and requires additional financing in order to finance its business activities as a going concern. The Company’s future capital requirements will depend on numerous factors, including but not limited to continued progress in the pursuit of business opportunities. The Company is actively pursuing alternative financing and has discussions with various third parties, although no firm commitments have been obtained. In the interim, the principal shareholder has committed to meeting any operating expenses incurred by the Company. The Company believes that actions it is presently taking to revise its operating and financial requirements provide it with the opportunity to continue as a going concern.

F-11

Note 4 - Amortizable Intangible Assets

Amortizable assets	Account Balances
VCP I - Motion Picture in Process	$411,973
VCP II - Motion Picture in Process	132,353
VCP III - Motion Picture in Process	314,756
Total of Intellectual Property	859,082
Less: Accumulated Amortization	159,178
Net Intangible Assets	$699,904

As of March 31, 2019, the Company has been filming the motion picture entitled Cause and Effect on an independent basis without any contract per se, and has absorbed costs in process in the amount of $82,595, as follows:

Cause and Effect Motion Picture In-Process:
Actors Pay	$67,961
Audio Engineer	1,700
Catering	410
Costumes	1,806
Director Fees	5,233
Editing	2,904
Equipment Items	7,879
Film Production	10,185
Grip Work	4,190
Make-up Artists	1,490
Photography	14,765
Studio Supplies	7,280
Total	$125,809

The motion picture in-process known as “Cause and Effect” features Excelina Ordonez and Mohammed Ali, Jr. The costs upon completion of this motion picture will be capitalized and then made part of the costs of the motion picture in-process for VCP II that began during the early part of the year of 2013.

Note 5 - Income Taxes

The Company has approximately $10.733 million in net operating loss carryovers available to reduce future income taxes. These carryovers expire at various dates through the year 2031.

The Company has adopted FASB ASC Topic 740 which provides for the recognition of a deferred tax asset based upon the value of loss carryforwards that will reduce future income taxe liabilities. The Company's management determined that it was more likely than not that the Company's net operating loss carryforwards would not be utilized; therefore, a valuation allowance against the related deferred tax asset has been established.

	June 30, 2019	June 30, 2018
Deferred tax asset:
Net operating loss carryforwards	$(10,056,805)	$(10,396,624)
Deferred tax asset	$(10,056,805)	$(10,396,624)

Less: Valuation allowance	10,056,805	10,396,624
Net deferred tax asset	$–	$–

F-12

Note 6 - Commitments and Facilities

As of June 30, 2019, the Company has moved its offices to multi-diverse virtual office space with RMG Regus, Inc. and currently occupies an office located at their office complex in Ft. Lauderdale, FL at 2598 E. Sunrise Blvd, Suite 2054. The new operating lease is for a one year renewable and pays monthly rent in the amount of approximately $1,800 per month.

Note 7 - Employment Agreements

Gordon Scott Venters is employed as the Company's president and chief executive officer pursuant to an employment agreement since inception November 1, 2004. The employment agreement, which has been extended to date provides for an annual salary of $133,000 with annual increases of a minimum of 5% per year; and participation in incentive or bonus plans at the discretion of the board of directors. The agreement additionally provides for certain confidentiality and non-competition provisions and a minimum payment of 18 months in the event of a change of control or termination without cause, or if the employee terminates for good reason.

For the twelfth month quarter then ended as of June 30, 2019, Mr. Venter’s salary was $189,396 accrued an additional $47,349 for the quarter ended, less drawings of $49,877. As of June 30, 2019, the accumulated balance due to Mr. Venter’s is in the amount of $31,140.

Note 8 - Payroll Taxes Payable

There have been no payroll taxes incurred, nor the need to be filed for the twelfth month quarter then ended as of June 30, 2019.

Note 9 – Common Stock Issued for Cash

During the twelfth month quarter then ended as of June 30, 2019, the Company issued to accredited investors approximately 38,871,799 shares of common stock for $343,790 all of which were issued at prices between $0.005 and $0.01 a share.

None of the above shares have been registered under the Securities Act of 1933, nor 1934, as amended, and therefore, may not be transferred in the absence of an exemption from registration under such laws and will be considered "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act, and may be sold only in compliance with the resale provisions set forth therein.

As of June 30, 2018, and June 30, 2019, the Company had a total of 1,016,537,226 (4,066,148 subsequent to the reverse split) and 42,937,948 shares issued and outstanding.

Note 10 – Subsequent Events

As of June 30, 2019, there were no reportable subsequent events.

Note 10 – Common Stock Issued for Services and Acquisitions

During the twelfth month quarter then ended, there were no shares issued for services rendered nor were there any shares issued for acquisitions.

Note 11 - Preferred Stock - series A and B Preferred Stock

The series A Preferred Stock is identical in all aspects to the Common Stock, including the right to receive dividends, except that each share of Series B Preferred Stock has voting rights equivalent to four times the number of shares of Common Stock into which it could be converted. As of June 30, 2019, there were 92,250,000 series A Preferred shares and 100,000,000 series B Preferred shares issued and outstanding.

F-13

Note 12 - Common Stock Options

No options, rights or warrants were issued or outstanding as of June 30, 2019.

Note 13 – Litigation

As of June 30, 2019, the Company hasn’t had any legal proceedings, lawsuits or litigation as Plaintiff or Defendant.

Note 14 – Notes Payable and Promissory Convertible Notes Payable

During the twelfth month quarter then ended as of June 30, 2019, the company borrowed and additional $35,000 in the form of non-interest-bearing notes at 8% from an accredited investor of which increased current liabilities to $224,940;

Below is a schedule of our holders of these notes for the periods then ended as of June 30, 2019 and June 30, 2018, follows:

	June 30, 2019	June 30, 2018
Current liabilities
Tri-Bridge Ventures LLC note payable	102,000.00	102,000.00
KGH, Inc note payable	20,440.00	20,440.00
Blue Stone Equity LLC	10,000.00	10,000.00
Global Capital Inc. note payable	20,000.00	20,000.00
Green Tree financial Inc. note payable	55,000.00	20,000.00
Ross Gregg note payable	17,500.00	17,500.00
Sub-totals	224,940.00	189,940.00
Long term liabilities
KGH, Inc Convertible note payable	–	842,990.00
Sub-total	–	842,990.00
Totals	224,940.00	1,032,930.00

14

Item 8: Exhibits Index A thru J:

(a)	Exhibit A - Member Unit Purchase Agreement
(b)	Exhibit B -Assignment and Settlement Agreement
(c)	Exhibit C - Distribution Agreement
(d)	Exhibit D - Transfer of Copyright
(e)	Exhibit E - Security Purchase Agreement
(f)	Exhibit F - Definitive Purchase Agreement
(g)	Exhibit G - Convertible Promissory Note
(h)	Exhibit H - Convertible Promissory Note and Loan Agreement
(i)	Exhibit I - General Release
(j)	Exhibit J - Confidential Private Placement Memorandum

Item 9: All exhibits in Item 8 that are required to be filed have been filed in accordance with Form 1-A and(or) with our Regulation A. Offering.

15

SIGNATURES

Pursuant to the requirements of Regulation A. Offering, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on behalf of:

The Movie Studio, Inc.

By (Signature and Title):	/s/ Gordon Scott Venters
Gordon Scott Venters C.E.O & Director

Dated: August 16, 2019

Pursuant to the requirements of Regulation A. Offering, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Gordon Scott Venters
Gordon Scott Venters C.E.O & Director

Dated: August 16, 2019